Exhibit 99.1

ROSETTA GENOMICS LTD.

10 Plaut St., Rabin Science Park

Rehovot, 7670609

Israel

Phone number +972-73-222-0700

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On December 6, 2017

Notice is hereby given that an Annual General Meeting (the “Annual Meeting”) of the shareholders of Rosetta Genomics Ltd. (the “Company”), an Israeli corporation, will be held at the Philadelphia offices of the Company at 3711 Market St. Suite 740, Philadelphia, PA 19104, on December 6, 2017 at 10:00 am (ET).

The agenda of the meeting shall be as follows:

1.	Approval of the re-election of Mr. Brian A. Markison to serve as a Class I director of the Company for a three-year term commencing on the date of his election at the Annual Meeting and until the Annual General Meeting of the Company’s shareholders to be held in 2020 in accordance with the Company’s Articles of Association; and

2.	If Item 1 on the agenda of the Annual Meeting is approved, approval effective as of the date of the Annual Meeting, in accordance with Section 273(a) of the Israeli Companies Law, 5759-1999 (the “Companies Law”), of a grant to Mr. Brian A. Markison of (i) an option to purchase up to 2,000 of the Company’s ordinary shares, nominal (par) value NIS 7.2 each (“Ordinary Shares”) and (ii) 417 Restricted Stock Units (“RSUs”) upon the commencement of each twelve-month period in office as a director beginning on the date of the Annual Meeting; and

3.	Approval of the re-appointment of Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global (“KFGK”), as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017, and until the next Annual Meeting, and to authorize the Audit committee and the Board of Directors of the Company to determine the remuneration of KFGK in accordance with the volume and nature of their services; and

4.	To discuss the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2016.

The approval of each of Items 1 through 3 requires the affirmative vote of the holders of a majority of the voting power represented at the meeting, in person or by proxy, and voting on the matter.

Only shareholders of record at the close of trading on October 31, 2017, will be entitled to vote at the Annual Meeting. All shareholders are cordially invited to attend the Annual Meeting in person. Discussion at the Annual Meeting will be commenced if a quorum is present. Two or more shareholders present, personally or by proxy, who hold or represent together more than 25% of the voting rights of our issued share capital will constitute a quorum for the Annual Meeting. If within half an hour from the time scheduled for the Annual Meeting, a quorum is not present, the Annual Meeting shall be adjourned to December 13, 2017, at the same time and place. At any such adjourned meeting, any two shareholders present in person or by proxy shall constitute a quorum.

Shareholders who do not expect to attend the Annual Meeting in person may vote with respect to Items 1 through 3 by means of a proxy card and are requested to mark, date and sign the enclosed proxy card and return it promptly in the pre-addressed envelope provided. No postage is required if mailed in the United States. Joint holders of shares should take note that, pursuant to Article 32 of the Company’s Articles of Association, the vote of the senior holder who tenders a vote, in person or by proxy card, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order of registration of the joint holders in the Company’s shareholder register. In order to be counted, a duly executed proxy card must be delivered to the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel or to the office of the Company’s transfer agent, American Stock Transfer & Trust Company located at 6201 15th Avenue, Brooklyn, NY 11219, not less than four (4) hours before the time fixed for the Annual Meeting unless such requirement is waived by the chairman of the Annual Meeting. Shareholders who attend the Annual Meeting and provide the required information may revoke their proxy cards and vote their shares in person.

According to the Companies Law, one or more shareholders who hold at least 1% of the voting rights in the General Meeting may request, within seven (7) days as of the date of this notice, that the Board of Directors include a subject matter on the agenda of the Annual Meeting, provided it is suitable for discussion at a general meeting.

The complete form of the proposed resolutions may be inspected at the offices of the Company at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel during normal business hours, upon prior coordination with Ron Kalfus, Chief Financial Officer, at (+1) 877-429-6643.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the meeting to the Company’s offices at its above mentioned address, attention: Ron Kalfus, Chief Financial Officer, at (+1) 877-429-6643, or by facsimile to +972-73-2220701, no later than November 26, 2017. Any position statement so received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

By order of the Board of Directors,
/s/ Brian A. Markison
Brian A. Markison
Chairman of the Board
October 26, 2017

PROXY STATEMENT

ROSETTA GENOMICS LTD.

10 Plaut St., Rabin Science Park

Rehovot, 76706

Israel

Phone number +972-73-222-0700

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held On December 6, 2017

The enclosed proxy is being solicited by the board of directors of Rosetta Genomics Ltd. (the “Board” and the “Company”, respectively) for use at our Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at the Philadelphia offices of the Company, at 3711 Market St. Suite 740, Philadelphia, PA 19104, on December 6, 2017 at 10:00 am (ET), or at any postponement or adjournment thereof. The record date for determining shareholders entitled to notice of, and to vote at, the Annual Meeting has been established as of the close of trading on October 31, 2017.

As of October 25, 2017, we had outstanding 5,400,713 of our ordinary shares, nominal (par) value NIS 7.2 each (“Ordinary Shares”), each of which is entitled to one vote on each matter to be voted at the Annual Meeting. The votes of all shareholders voting on a matter are counted and abstentions are not taken into account (other than for quorum purposes).

We expect to solicit proxies by mail and to mail this proxy statement to shareholders on or about November 1, 2017. We will bear the cost of the preparation and mailing of these proxy materials and the solicitation of proxies. We will, upon request, reimburse banks, brokerage houses, other institutions, nominees, and fiduciaries for their reasonable expenses in forwarding solicitation materials to beneficial owners. As of October 26, 2017, these proxy materials have also been filed with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to a Report on a Form 6-K and are available on the Company’s website www.rosettagx.com. In order to be counted, a duly executed proxy must be delivered to the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel or to the office of the Company’s transfer agent, American Stock Transfer & Trust Company located at 6201 15th Ave, Brooklyn, NY 11219, not less than four (4) hours before the time fixed for the Annual Meeting unless such requirement is waived by the chairman of the Annual Meeting.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to each proposal set forth in the accompanying Notice of Annual Meeting of Shareholders (the “Notice of Meeting”), a shareholder may vote in favor of or against the proposal or may abstain from voting on the proposal. Shareholders should specify their choice on the accompanying proxy.  If a shareholder signs and returns the proxy card without giving specific instructions with respect to a particular proposal, his shares will be voted in accordance with the recommendation of the Board.

Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by: (i) giving written notice to us of such revocation; (ii) voting in person at the Annual Meeting or requesting the return of the proxy at the Annual Meeting; or (iii) executing and delivering to us a later-dated proxy.

Discussion at the Annual Meeting will be commenced if a quorum is present. Two or more shareholders present, personally or by proxy, who hold or represent together more than 25% of the voting rights of our issued share capital will constitute a quorum for the Annual Meeting. If within half an hour from the time scheduled for the Annual Meeting a quorum is not present, the Annual Meeting shall be adjourned to December 13, 2017, at the same time and place without it being necessary to notify the shareholders. At any such adjourned meeting, any two shareholders who are present in person or by proxy shall constitute a quorum. Shares subject to broker non-votes and abstentions are counted for purposes of determining whether a quorum is present but will have no effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote, as with regard to any applicable matter broker non-votes and abstentions are not counted as being present or as having been voted.

All proposals to be presented at the Annual Meeting require the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to the proposal.

MATTERS RELATING TO THE ANNUAL GENERAL MEETING

At the Annual Meeting, the shareholders will be asked to vote on the following proposals:

PROPOSAL ONE — RE-ELECTION OF MR. BRIAN A. MARKISON

Background

Our Articles of Association (the “Articles”) provide that the minimum number of members of the Board is two and the maximum number is seven. Our Board is presently comprised of six members, two of whom were initially appointed as “external directors” under the Companies Law, 5759-1999 (the “Companies Law”) and as of May 18, 2016, following an amendment to the Israeli Companies Regulations, their status was changed into ordinary directors in accordance with the resolution of our Board that the Company will not be subject to the provisions of the Companies Law with respect to the appointment of external directors. Our Board is divided into three different classes, Class I Directors, Class II Directors and Class III Directors, with one class being elected each year at the Company’s annual general meeting for a term of approximately three years.

Our directors are divided among the classes as follows:

•	Class I directors are: Mr. Brian A. Markison. His term expires at this Annual Meeting.
•	Class II directors are: Dr. David Sidransky and Dr. Joshua Rosensweig. Their term expires at the annual general meeting of shareholders in 2018.
•	Class III director is: Mr. Roy N. Davis, Ms. Tali Yaron Eldar and Mr. Gerald Dogon. Their term expires at the annual meeting of shareholders in 2019.

Given the end of the term of Mr. Brian A. Markison, we are proposing that the shareholders re-elect Mr. Markison as a director for an additional term of three years. If re-elected at this Annual Meeting, Mr. Markison will serve until the annual general meeting of the Company’s shareholders to be held in 2020 or until his office is vacated in accordance with the Articles and the Companies Law.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time to the performance of his or her duties as director of the company, taking into consideration, among other factors, the special needs and size of the company. A general shareholders’ meeting of a public company, at which the election of a director is to be considered, will not be convened unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements and details of his or her applicable qualifications are provided.

Mr. Markison has declared to the Company that he complies with the required qualifications under the Companies Law for appointment as a director of the Company, detailed his applicable qualifications to the Company, and demonstrated to the Company that he is capable of dedicating the appropriate amount of time for the performance of his duties as a director. Copies of the declaration of Mr. Markison are available for inspection at the Company’s offices in Rehovot, Israel.

The following information is provided with respect to Mr. Markison and is based upon the records of the Company and information provided to it by Mr. Markison:

Brian Markison (born in the United States of America on October 1, 1959, from Princeton, N.J., USA) has served as a member of our board of directors since March 2011. Mr. Markison was appointed by our board of directors to fill the vacancy created by the resignation of Mr. Ken Berlin. Mr. Markison’s appointment was approved by the general meeting on July 6, 2011. Mr. Markison was appointed as chairman of the board on April 12, 2011. Mr. Markison is a member of our Nominating and Corporate Governance Committee. Mr. Markison has been a healthcare industry executive at Avista Capital Partners since September 2012, prior to which he served as President, Chief Executive Officer and a member of the Board of Directors of Fougera Pharmaceuticals Inc., from July 2011, until it was sold to the generics division of Novartis in July 2012. Previously, he had been with King Pharmaceuticals since 2004 and led the company through its acquisition by Pfizer for $3.6 billion in 2010. Previously Mr. Markison was with Bristol-Myers Squibb from 1982 to 2004, where he served in various commercial and executive positions rising from an oncology sales representative to become President, BMS Oncology/Virology and Oncology Therapeutics Network. Mr. Markison serves on the board of directors of Immunomedics, Inc., Lantheus Medical Imaging and Alere Inc, and is the Chairman and Chief Executive Officer of Osmotica Pharmaceuticals. Mr. Markison received a B.S. from Iona College in New Rochelle, New York and serves as a Trustee for The College of New Jersey.

The address for Mr. Brian A. Markison is c/o Rosetta Genomics Ltd., 10 Plaut Street, Science Park, Rehovot 7670609 Israel.

Mr. Brian A. Markison shall receive remuneration that is paid to the Chairman of the Board, In accordance with prior resolutions of the Company’s Compensation Committee, Board and shareholders meetings that were held on, October 12, 2012 and August 5, 2013.

Assuming Mr. Markison is re-elected and appointed by the board as chairman of the board, he will be entitled to receive: (1) remuneration in an amount of $25,000 plus VAT per year, and additional annual remuneration of $10,000 plus VAT per committee.Mr. Markison is a member of and (2) payment of a participation fee of the higher of: (a) $250 plus VAT; or (b) the minimal participation fee according to the Israeli Companies Law 1999, and the regulations promulgated pursuant thereto (as of the date hereof –approximately $177), for every Board or Board committee meeting including, inter alia, meeting by means of communication (teleconferences) and unanimous written resolutions.

IT IS PROPOSED THAT THE FOLLOWING RESOLUTION BE ADOPTED AT THE MEETING:

“RESOLVED, to re-elect Mr. Brian A. Markison, as a Class I director, to serve for a term of three years, until the 2020 annual general meeting of shareholders.”

An affirmative vote of a majority of the shares represented in person or by proxy and voting at the Annual Meeting is required for the approval of such resolution.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ABOVE PROPOSED RESOLUTION.

PROPOSAL TWO —GRANT OF OPTIONS AND RSUs TO MR. BRIAN A. MARKISON

Background

According to the Companies Law, as amended in Amendment No. 20, the terms of employment of a director in a public company should be approved (in the following order) by (i) the compensation committee, (ii) the board of directors and (iii) by the general meeting of shareholders of the Company as set forth below.

The Company’s Compensation Committee and Board resolved that, subject to the approval of the Company’s shareholders at the Annual Meeting, should Mr. Markison appointment be approved according to Item 1 of the agenda for the Annual Meeting, upon commencement of his three-year term, Mr. Markison be eligible to receive, in addition to the remuneration detailed in Item 1, the following:

(i)	an option to purchase up to 2,000 Ordinary Shares, at an exercise price per share equal to the closing price on the date of the Annual Meeting, vesting in three equal installments annually, beginning on the first anniversary of the date of the Annual Meeting and such option shall expire seven years after the date of grant, unless it expires earlier in accordance with the terms of the Company's 2006 Employee Incentive Plan (Global Share Incentive Plan (2006)) (the “GSIP”), and that the option will be granted and otherwise subject to the same terms and conditions as applicable to options granted under the GSIP, except that the exercise period of the option upon termination shall be six months.

(ii)	417 Restricted Stock Units (“RSUs”) upon the commencement of each twelve-month period in office as a director beginning on the date of the Annual Meeting. The RSUs will be granted and otherwise subject to the same terms and conditions as applicable to RSUs granted under the GSIP, except that the exercise period of the RSUs upon termination shall be six months.

During his previous terms in office Mr. Markison received 1,668 RSUs and options to purchase an aggregate of 8,417 Ordinary Shares, at exercise prices varying between $194.40 to $33.24, of which 7,084 options have already vested, and will expire seven years after their date of grant, unless they expire earlier in accordance with the terms of the GSIP.

IT IS PROPOSED THAT THE FOLLOWING RESOLUTION BE ADOPTED AT THE MEETING:

“RESOLVED, To approve, in accordance with Section 273(a) of the Companies Law that Mr. Markison receive the following:

(i)	an option to purchase 2,000 Ordinary Shares, at an exercise price per share equal to the closing price on the date of the Annual Meeting, vesting in three equal installments annually beginning on the first anniversary of the date of the Annual Meeting and such option shall expire seven years after the date of grant, unless it expires earlier in accordance with the terms of the GSIP, and that the option will be granted and otherwise subject to the same terms and conditions as applicable to options granted under the GSIP, except that the exercise period of the option upon termination shall be six months.

(ii)	417 RSUs upon the commencement of each twelve-month period in office as a director beginning on the date of the Annual Meeting. The RSUs are granted and otherwise subject to the same terms and conditions as applicable to RSUs granted under the GSIP, except that the exercise period of the RSUs upon termination shall be six months.”

An affirmative vote of a majority of the shares represented in person or by proxy and voting at the Annual Meeting is required for the approval of such resolution.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ABOVE PROPOSED RESOLUTION.

PROPOSAL THREE - APPROVAL OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND AUTHORIZATION TO DETERMINE COMPENSATION

Background

At the Annual Meeting, Kost, Forer, Gabbay & Kasierer, independent registered public accountants in Israel and a member firm of Ernst & Young Global (“KFGK”), will be nominated for re-appointment as independent registered public accounting firm of the Company and its subsidiaries for the fiscal year ending December 31, 2017, and until the next annual general meeting. Under the provisions of the Sarbanes-Oxley Act of 2002, the Company’s Audit Committee is responsible for the appointment, compensation, retention and oversight of the work of the Company’s independent auditors. However, under Israeli law, the appointment of independent auditors and their compensation require the approval of the shareholders of the Company. Pursuant to Israeli law, the shareholders may delegate the authority to determine the compensation of the independent auditors to the board of directors, and the Company’s shareholders have done so in the past. In addition, pursuant to Israeli law, the Audit Committee is required to examine the independent auditor’s fees and to provide its recommendations with respect thereto to the appropriate corporate organ. Accordingly, the appointment of the independent auditors will be required to be approved and recommended to the shareholders by the Audit Committee and approved by the shareholders. The compensation of the independent auditors will be required to be approved by the Audit Committee and recommended to the shareholders or, if so authorized by the shareholders, to the Board and approved by either the shareholders or the Board, as the case may be. The Audit Committee has reviewed, and is satisfied with, the performance of KFGK, and has approved their re-appointment as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017. Approval of that appointment, as well as authorization of the Board to determine the compensation of the independent auditors, provided such remuneration is also approved by the Audit Committee, is now being sought from the Company’s shareholders.

The Audit Committee is responsible for the oversight of its independent auditors’ scope of work. The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by KFGK and other members of Ernst & Young Global. These services may include audit services, audit-related services, tax services and other services, as further described below. The Audit Committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, KFGK and management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.

The following table presents fees for professional audit services rendered by KFGK for the audit of the Company’s consolidated financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements for the years ended December 31, 2016 and December 31, 2015 and fees billed for other services rendered by KFGK during those periods:

	Year Ended December 31,
	2015	2016
Audit fees(1)	$202,500	$195,000
Audit related fees(2)	$71,150	$5,000
Tax fees(3)	$16,872	$37,000
Total	$290,522	$237,000

(1)	Audit services were comprised of services associated with the audit of our consolidated financial statements and services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements and registration statements.
(2)	Audit related fees relate to assurance and associated services that are traditionally performed by the independent auditor, including: due diligence investigations and audit services provided in connection with other statutory or regulatory filings.
(3)	Tax services were comprised of tax compliance, tax advice and tax planning services.

KFGK has no relationship with the Company or any affiliate of the Company except as auditors and, to a limited extent, as tax consultants. The Audit Committee believes that this limited non-audit function does not affect the independence of KFGK.

IT IS PROPOSED THAT THE FOLLOWING RESOLUTION BE ADOPTED AT THE MEETING:

“RESOLVED, that Kost, Forer, Gabbay & Kasierer, independent registered public accountants in Israel and a member firm of Ernst & Young Global, be, and they hereby are, re-appointed as independent registered public accounting firm of the Company for the fiscal year ending December 31, 2017 and until the Company’s next annual general meeting, and that the Board of Directors of the Company, be, and it hereby is, authorized to determine the remuneration of said auditors in accordance with the volume and nature of their services, provided such remuneration is also approved by the Audit Committee.”

An affirmative vote of a majority of the shares represented in person or by proxy and voting at the Annual Meeting is required for the approval of such resolution.

Board of Directors’ Recommendation:

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE PROPOSED RESOLUTION.

The complete form of the proposed resolutions may be inspected at the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel, during normal business hours, upon prior coordination with Ron Kalfus, Chief Financial Officer, at (+1)-877-429-6643.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the meeting to the Company’s offices at its above mentioned address, attention: Ron Kalfus, Chief Financial Officer, at (+1)-877-429-6643, or by facsimile to +972-73-222-0701, no later than November 26, 2017. Any position statement so received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

The Company’s Board of Directors may send position statements in response to shareholder’s position statements no later than December 1, 2017.

A shareholder or shareholders holding shares representing at least 5% of the total voting rights in the Company on the record date (October 31, 2017), (such number being 270,035 shares as of October 25, 2017), is entitled, either in person or by proxy, to review the proxy cards at the Company’s registered office at 10 Plaut St., Rabin Science Park, Rehovot, 76706, Israel, during normal business hours.

It should be noted that following the date hereof, the agenda of the Annual Meeting may be altered, including the adding of items to the agenda, and position statements may be published. The updated agenda and position statements will be made available to the public on the SEC’s website at http://www.sec.gov.

The final date on which the Company may submit a revised Proxy Statement following the adding of items to the agenda at the request of a shareholder is November 9, 2017.

For information regarding compensation actually received by our five most highly paid executive officers during the year ended December 31, 2016 see our annual report on Form 20-F filed with the SEC on March 30, 2017 (File No. 001-33042).

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers and fulfill these requirements by filing reports with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information about the SEC’s public reference room. Our SEC filings are also available to the public at the SEC’s website at www.sec.gov and through the “Investors – SEC Filing” section of our website at www.rosettagx.com.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The filing of the Notice of Meeting and this proxy statement as an exhibit to a Report on Form 6-K with the SEC should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

OTHER MATTERS

As of the date of this proxy statement we are not aware of any other matters to be presented at the Extraordinary Meeting. However, if any other matters requiring the vote of the shareholders arises at the meeting, the persons named as proxy holders may use their discretion to vote on the matters in accordance with their best judgment as they deem advisable.

By order of the Board of Directors,

/s/ Brian A. Markison
Brian A. Markison
Chairman of the Board

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ROSETTA GENOMICS LTD.

Company no. 51-292138-8

10 Plaut St., Rabin Science Park

Rehovot, 7670609

Israel

Phone number +972-73-222-0700

Date of Annual General Meeting – December 6, 2017

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL

The notice of meeting, proxy statement and proxy card

are available at www.rosettagx.com

Please sign, date and mail

your proxy card in the

envelope provided as soon

as possible.

The record date for determining the shareholders entitled to vote at the Annual General Meeting:

The close of trading on October 31, 2017

Please detach along perforated line and mail in the envelope provided

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS BELLOW PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE

THIS PROXY WILL BE VOTED AS DIRECTED OR, IF NO SPECIFIC INSTRUCTION IS GIVEN WITH RESPECT TO THE MATTER TO BE ACTED ON - THE SHARES REPRESENTED BY A SIGNED PROXY CARD WILL BE VOTED FOR EACH PROPOSAL IN ACCORDANCEWITH THE RECOMMENDATION OF THE BOARD.

Please sign, date and promptly return this proxy in the enclosed return envelope, which is postage prepaid if mailed in the United States.

	FOR	AGAINST	ABSTAIN
1. To re-elect Mr. Brian A. Markison to serve as a Class I director of the Company for a three-year term commencing on the date of his election at the Annual Meeting and until the Annual General Meeting of the Company’s shareholders to be held in 2020 in accordance with the Company’s Articles of Association.	☐	☐	☐
2. To grant Mr. Brian A. Markison (i) an option to purchase up to 2,000 of the Company’s ordinary shares, nominal (par) value NIS 7.2 each, and (ii) 417 Restricted Stock Units upon the commencement of each twelve-month period in office as a director beginning on the date of the Annual Meeting.	☐	☐	☐
3. To approve of the re-appointment of Kost, Forer, Gabbay & Kasierer, a member firm of Ernst & Young Global (“KFGK”), as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017, and until the next Annual Meeting, and to authorize the Audit committee and the Board of Directors of the Company to determine the remuneration of KFGK in accordance with the volume and nature of their services.	☐	☐	☐

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

Dated:__________________________________________________, 2017

Signature :_______________________________________________

____________________________________________________________

ROSETTA GENOMICS LTD. For the Annual General Meeting of Shareholders To Be Held on December 6, 2017 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Rosetta Genomics Ltd. (the “Company”) hereby appoints Mr. Ken Berlin, Chief Executive Officer, or Mr. Ron Kalfus, Chief Financial Officer, of the Company, with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of Shareholders of the Company to be held at the Philadelphia offices of the Company, 3711 Market St. Suite 740, Philadelphia, PA 19104, on December 6, 2017 at 10:00 a.m. (ET) and all adjournments and postponements thereof.

The undersigned hereby acknowledges receipt of the Notice of Annual General Meeting and the Proxy Statement accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that the proxy or their substitutes may lawfully do by virtue hereof.

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)